UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

RWD Technologies, Inc.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

74975B101

(CUSIP Number)

Robert W. Deutsch, Ph.D.

RWD Technologies, Inc.

5521 Research Park Drive

Baltimore, Maryland 21228

(410) 869-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Page 1 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Robert W. Deutsch, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,905,500 8. Shared Voting Power 9,355,500 9. Sole Dispositive Power 8,905,500 10. Shared Dispositive Power 9,355,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,355,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 92.32%

14.	Type of Reporting Person IN

Page 2 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence W. Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 450,000 8. Shared Voting Power 9,355,500 9. Sole Dispositive Power 450,000 10. Shared Dispositive Power 9,355,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,355,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 92.32%

14.	Type of Reporting Person IN

Page 3 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) David J. Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 158,081 8. Shared Voting Power 608,081 9. Sole Dispositive Power 158,081 10. Shared Dispositive Power 608,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,081

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person IN

Page 4 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Jane C. Brown

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 170,097 8. Shared Voting Power 620,097 9. Sole Dispositive Power 170,097 10. Shared Dispositive Power 620,097

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 620,097

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person IN

Page 5 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Hannah Elizabeth Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 112,500 8. Shared Voting Power 0 9. Sole Dispositive Power 112,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person OO

Page 6 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Thomas Michael Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 112,500 8. Shared Voting Power 0 9. Sole Dispositive Power 112,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person OO

Page 7 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Jonathan Daniel Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 112,500 8. Shared Voting Power 0 9. Sole Dispositive Power 112,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person OO

Page 8 of 20 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Daniel Joseph Brown

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 112,500 8. Shared Voting Power 0 9. Sole Dispositive Power 112,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person OO

Page 9 of 20 pages

INTRODUCTION.

The filers of this Amendment No. 1 to Schedule 13D (the “Amendment”) originally filed a Schedule 13D relating to RWD Technologies, Inc. (“RWD”) on May 8, 2003. The purpose of this Amendment is to report that the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2003, by and between RWD and Research Park Acquisition, Inc. (“Research Park”) was adopted by the stockholders of RWD at a special meeting of the stockholders of RWD on September 12, 2003 and the merger was consummated on September 15, 2003 (the “Effective Date”). Pursuant to the Merger Agreement, each issued and outstanding share of common stock, par value $0.10 per share (the “Common Stock”), of RWD (other than the Common Stock held by Research Park) was cancelled and automatically converted into the right to receive $2.10 in cash, without interest. Also pursuant to the Merger Agreement, Research Park has merged with and into RWD, the separate existence of Research Park has ceased and RWD has continued as the surviving corporation (the “Merger”).

Item 1. Security and Issuer.

This Schedule 13D, as amended by this Amendment, relates to the common stock of RWD Technologies, Inc., a Maryland corporation (“RWD”), which has its principal executive offices at 5521 Research Park Drive, Baltimore, Maryland 21228.

Item 2. Identity and Background.

(a) This Schedule 13D, as amended by this Amendment, is being jointly filed by Dr. Robert W. Deutsch; Florence W. Deutsch; David J. Deutsch; Jane C. Brown; Florence Deutsch Trust U/A dated 12/18/93 f/b/o Hannah Elizabeth Deutsch; Florence Deutsch Trust U/A dated 12/18/93 f/b/o Thomas Michael Deutsch; Florence Deutsch Trust U/A dated 12/18/93 f/b/o Jonathan Daniel Deutsch; and Florence Deutsch Trust U/A dated 12/18/93 f/b/o Daniel Joseph Brown. Each of the foregoing trusts was formed under the laws of the State of Maryland. By signing this Schedule 13D, each of the foregoing persons agrees that it is filed on their respective behalves.

(b) The business address for each filer of this Schedule 13D, as amended by this Amendment, is 5521 Research Park Drive, Baltimore, Maryland 21228.

(c) (1) Dr. Robert W. Deutsch serves as the Chairman of the Board, Chief Executive Officer and President of RWD which is located at 5521 Research Park Drive, Baltimore, Maryland 21228.

(2) Florence W. Deutsch is not currently employed.

(3) David J. Deutsch is a professor at Newton South High School which is located at 140 Brandeis Road, Newton, Massachusetts 02459.

(4) Jane C. Brown serves as Executive Vice President and a member of the Board of Directors of The Robert W. Deutsch Foundation, Inc., a private philanthropic enterprise located at 5521 Research Park Drive, Baltimore, Maryland 21228. Ms. Brown is also a director of RWD.

(d) During the last five years, none of the filers of this Schedule 13D, as amended by this Amendment, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the filers of this Schedule 13D, as amended by this Amendment, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Dr. Deutsch, Mrs. Deutsch, Mr. Deutsch and Ms. Brown is a citizen of the United States of America.

Page 10 of 20 pages

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Deutsch acquired the 8,905,500 shares of RWD common stock over which he has sole voting and dispositive power through a combination of: (1) 3,450,000 shares held prior to the initial public offering of RWD common stock, (2) 5,370,000 shares obtained upon the exercise of options at the time of such offering, and (3) open market purchases of 85,500 shares in 2000.

Mrs. Deutsch acquired the 450,000 shares of RWD common stock over which she has sole voting and dispositive power from Dr. Deutsch. Each of the trusts that are filers of this Schedule 13D, as amended by this Amendment, received its 112,500 shares of RWD common stock as a gift from Mrs. Deutsch, which shares she had received as a gift from Dr. Deutsch.

Mr. Deutsch acquired the 158,081 shares of RWD common stock over which he has sole voting and dispositive power through a combination of 155,200 shares held prior to the initial public offering of RWD common stock and 2,881 shares obtained for his services as a director of RWD. Mr. Deutsch is not currently a director of RWD; he resigned from the board of directors in April 2000.

Ms. Brown acquired the 170,097 shares of RWD common stock over which she has sole voting and dispositive power through a combination of 165,000 shares held prior to the initial public offering of RWD common stock and 5,097 shares obtained for her services as a director of RWD.

Item 4. Purpose of Transaction.

The filers of this Schedule 13D, as amended by this Amendment, previously formed a group for the purpose of acquiring RWD pursuant to the Merger. As a result of the Merger, each outstanding share of RWD common stock (other than RWD common stock held by Research Park) was converted into the right to receive $2.10 in cash. The Merger Agreement was included as Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

Upon the Effective Date of the Merger, the directors of Research Park became the directors of RWD and the Charter and Bylaws of Research Park became the Charter and Bylaws of RWD. The current directors of RWD are Dr. Deutsch, Mrs. Deutsch and Ms. Brown. Dr. Deutsch also serves as the Chairman of the Board, Chief Executive Officer and President of RWD. The common stock will be delisted from The Nasdaq National Market, and RWD intends to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Page 11 of 20 pages

Item 5. Interest in Securities of the Issuer.

(a) - (b) Items 7, 8, 9, 10, 11 and 13 from pages 2-9 of this Schedule 13D, as amended by this Amendment, are incorporated by reference. The filers of this Schedule 13D, as amended by this Amendment, own an aggregate of 10,133,678 shares of Common Stock, representing 100% of RWD’s outstanding Common Stock.

(c) None of the filers of this Schedule 13D, as amended by this Amendment, has effected any transaction of RWD shares since the original filing of this Schedule 13D on May 8, 2003.

(d) Except for the filers of this Schedule 13D, as amended by this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned by such filers.

(e) September 15, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 4 and 5(b).

Item 7. Material to be Filed as Exhibits.

N/A

Page 12 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

/s/ ROBERT W. DEUTSCH
Dr. Robert W. Deutsch

Page 13 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

/s/ FLORENCE W. DEUTSCH
Florence W. Deutsch

Page 14 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

/s/ DAVID J. DEUTSCH
David J. Deutsch

Page 15 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

/s/ JANE C. BROWN
Jane C. Brown

Page 16 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O HANNAH ELIZABETH DEUTSCH

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 17 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O THOMAS MICHAEL DEUTSCH

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 18 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O JONATHAN DANIEL DEUTSCH

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 19 of 20 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 22, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O DANIEL JOSEPH BROWN

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 20 of 20 pages